

Mail Stop 3561

March 8, 2016

Tom Biscardi
Chief Executive Officer
Bigfoot Project Investments Inc.
570 El Camino Real NR-150
Redwood City, CA 94063

>   **Re: Bigfoot Project Investments Inc.**
>   **Registration Statement on Form S-1**
>   **Filed February 12, 2016**
>   **File No. 333-209509**

Dear Mr. Biscardi:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please refer to the company's Form S-1, File Number 333-186706, which was declared effective on January 30, 2015. The offer disclosed in that registration statement was for the sale of up to 30,000,000 shares of common stock, subject to a minimum sale requirement of 3,000,000 shares. That offer appears to have expired by its terms on October 27, 2015. You filed a Form 8-K on January 15, 2016 to announce that you had elected to close the offering because you felt that there was no way to meet the required minimum prior to the expiration of the offering period. Please tell us when you terminated the offering, the number of shares for which you received subscriptions, the number of purchasers, and the amount of the funds you received. In addition, please tell us if and when the funds were promptly returned to investors in compliance with Exchange Act Rule 10b-9. If you have not returned the funds, please tell us how the funds are currently being held by the company, whether they are being held in a separate account such as an escrow account, and why you continue to hold the

funds. If you have returned the funds to investors, tell us the date that you completed that action.

2. We note your disclosure in Note 10 to the Financial Statements for the quarter ended October 31, 2015 that you "have closed the offering and were unable to meet our minimum number of stock sales. The Board intends to create a new offering as soon as this offering is closed and is in the process of contacting the subscription holders to determine whether they would like a refund or to roll the funds over into a new offering." Please explain how the offer to roll the funds into a new offering complied with Section 5 of the Securities Act of 1933, as no registration statement appears to have been on file when you made the offer.

3. Please tell us why you have not filed a post-effective amendment to remove from registration any of the securities registered which remained unsold at the termination of the offering referenced above. Refer to Item 512(a)(3) of Regulation S-K and the undertaking you provided on page II-2 in the prior registration statement.

Prospectus Summary, page 3

4. Please revise the summary to describe the prior offering and its results, the differences between this offering and the prior offering, and the reasons for eliminating the minimum offering condition in this offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Griffith at 202-551-3267 or me at 202-551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief